                          KEEFE, BRUYETTE & WOODS, INC.
                  SPECIALISTS IN BANKING AND FINANCIAL SERVICES
                787 SEVENTH AVENUE 4TH FLOOR NEW YORK, N.Y. 10019
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1-800-966-1559                                                    212-887-7777

                                 August 5, 2005

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      James River Group, Inc.
                  Registration Statement on Form S-1
                  File No. 333-124605

Dear Mr. Riedler:

         James River Group, Inc. (the "Company") has filed a registration statement on Form S-1 (File No. 333-124605), as amended (the "Registration
Statement"), with the Securities and Exchange Commission (the "Commission")
under the Securities Act of 1933, as amended (the "Securities Act"). In accordance with Rule 461(a) under the Securities Act, we, as representatives of the several underwriters, hereby join in the Company's request that the
Commission declare the Registration Statement, as further amended prior to its effectiveness, effective under the Securities Act at noon, Eastern Time, on
August 8, 2004, or as soon thereafter as practicable. We, as representative of the several underwriters, are aware of our obligations under the Securities Act.

                               Very truly yours,

                               Keefe, Bruyette & Woods, Inc.

                               For themselves and as representative of the other
                               underwriters

                               By:  Keefe, Bruyette & Woods, Inc.

                               By:      /s/ Scott Studwell
                                  ---------------------------------------------
                               Name:  Scott Studwell
                               Title:    Vice President